August 31, 2012

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Mr. Matthew Mew
Mr. Robert Babula

Re:	Comment Letter dated August 10, 2012 to
TransAlta Corporation
Form 40-F for the Fiscal Year ended December 31, 2011
Filed March 2, 2012, File No. 001-15214

Ladies and Gentlemen:

TransAlta Corporation (the “Corporation”), has the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated August 10, 2012 (the “Comment Letter”) relating to the above-referenced Form 40-F filed with the Commission (the “40-F”).  For your convenience, we have set forth below each of the Staff’s comments in the Comment Letter immediately followed by the Corporation’s response to that comment.

Form 40-F for the Fiscal Year December 31, 2011

Exhibit 13.2

Results of Operations, page 22

1.                 We note your presentation of Canada GAAP financial results for fiscal year 2009 alongside the IFRS selected financial results for fiscal years 2010 and 2011.  In that regard, please label the Canadian GAAP financial information prominently so as not to imply they are prepared in accordance with IFRS rather than a footnote and explain to us and disclose why the presentation and discussion of financial results prepared under different accounting principles is useful to investors.  Lastly, revise your disclosure to focus the discussion on the important trends and risks that have affected the business for the past three fiscal years.

Response:

Under National Instrument 51-102 – Continuous Disclosure Obligations, Part 2, paragraph 1.3 we are required to provide three years of data only for select annual financial information, which has been included in the summary table.  Users of our financial statements are familiar with this three year presentation for this summary table which has been utilized in the past.  In addition, the relevant instructions specifically recognize that the full three years may not be prepared using the same accounting principles.  Due to our transition to IFRS, presentation of 2009 Canadian GAAP information will only occur in this Annual Report.  Beginning with our Annual Report for 2012, the Canadian GAAP 2009 information will naturally drop off, we will include three years of IFRS information and return to discussing three years throughout the MD&A.

The Corporation respectfully submits that the existing footnote disclosure that the 2009 information presents Canadian GAAP figures is adequate.  In this regard, we note that footnote 2A and footnote 3 to the Corporation’s consolidated financial statements filed as Exhibit 13.3 of the 40-F contain extensive disclosure regarding the Corporation’s transition to IFRS.  Additional IFRS transitional disclosure was also included in the notes to the Corporation’s quarterly financial statements for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 each of which was previously filed with the Commission on Form  6-K.

The Corporation also respectfully submits that the requested trend and risk information can already be found in specific locations in the MD&A.  Trend information can be found in the Outlook section of the MD&A which starts on page 45 and covers trends in the business environment, operations, capital expenditures and financing.  Historical information is referenced to the extent management believes that there is an influence on the trends and potential future results of the Corporation.  The Risk Management section begins on page 48 and covers the controls and risk factors that have been identified as significant for the business.  Management believes that these two areas cover the appropriate discussion of trends and risks that could affect the Corporation’s business and gives readers of the financial statements sufficient information.

For most of the MD&A, the Corporation used the relief under Securities Act Release No. 33-8879 under which a first time adopter of IFRS only had to file two years of statements of income in connection with the required transition to IFRS resulting in only two years of IFRS results being available.  As such the analysis throughout the MD&A was prepared comparing those two years rather than three years.  As noted in the first paragraph of this response, this issue is unique to this year due to the transition to IFRS and will not be an issue in subsequent years now that our transition to IFRS is complete.

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MF Global Inc., page 24

2.                Tell us the rational and accounting basis for recognizing an $18 million reserve against your $36 million collateral exposure to MF Global Inc. as of December 31, 2011.  In this regard, tell us why you only reserved for half of the exposure.

Response:

As required under IAS 37, management assessed the collectability of the Corporation’s collateral exposure to MF Global Inc.  The recognition of the $18 million reserve against the collateral exposure to MF Global was based on management’s assessment of the risks and uncertainties that surround the events and circumstances in order to determine “the best estimate of the provision” in accordance with paragraph 42 of IAS 37.  The factors that management took into consideration in order to determine the best estimate of the provision were the distributions that had been made to date and the statements made by the Trustee regarding how much of the funds had been accounted for, recovered and available for distribution based on the nature of the claimants’ rights or standing.  Based on this information, we assessed the probability of recovery, also taking into account that claims would have to be lodged in both the U.K. and the United States, and an assumption that fees and litigation costs could reduce the amount of the eventual recovery.  Management determined that the most probable outcome was a recovery of 50 per cent at this time. This assessment was also reviewed by our auditors in the context of the annual audit as a whole.

Planned Maintenance, page 31

3.                 Please clarify for us, and disclose, the criteria that you utilize to determine whether capitalization is appropriate.  Please clarify in further detail in your disclosures the nature of the maintenance expenses and how their capitalization complies with paragraphs 12 to 14 of IAS 16.  To help us better understand your disclosure and accounting, please identify for us any material capitalized planned maintenance that have involved significant judgment as to whether capitalization was appropriate.

Response:

For clarification, the disclosures found on page 31 under the caption “Planned Maintenance” only relate to expenditures associated with what the Corporation has identified as planned (major) maintenance activities. As used by the Corporation, “Planned Maintenance” and the same or similar phrases used by other Canadian electricity and other capital intensive businesses does not include amounts which are expensed for day-to-day routine maintenance, unplanned maintenance activities, minor inspections and overhauls.

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As part of our IFRS transition assessment we determined that our planned major maintenance activities, which include inspection, repair and maintenance, and replacement of existing components, met the requirements of paragraphs 14 and 13, respectively, of IAS 16, requiring capitalization. For these planned (major) maintenance activities, the recognition criteria outlined in paragraph 7 of IAS 16 are considered to be met, as follows:

(a)                               It is probable that future economic benefits associated with the item will flow to the entity.  The future economic benefits stemming from planned (major) maintenance activities include: preventing unplanned catastrophic failures, ensuring the assets are certified to operate under enabling legislation (e.g., boiler certifications), ensuring original equipment manufacturer (OEM) maintenance activities and cycles are met, allowing the facility to run efficiently and safely until the time of the next major inspection on the unit, which do not occur annually; and

(b)                             The cost of the item can be measured reliably. The costs of planned (major) maintenance activities are rigorously planned and tracked in work orders in our SAP enterprise software system and therefore can be measured reliably.

Accordingly, it is the Corporation’s accounting policy to capitalize costs associated with planned (major) maintenance activities, and, for these items, there was no significant judgement required to determine whether capitalization was appropriate.

These planned maintenance activities are standard for our capital intensive industry and have been consistently disclosed in our MD&A in the past.  As noted above, the same and similar phrases are used by other Canadian electricity and other capital intensive businesses to describe major maintenance that is part of capital investment plans. These costs are an integral part of our business.  The total cost of the planned (major) maintenance activities has not changed under either basis of accounting but the capitalized amount has increased as required under IFRS.  The amount of planned (major) maintenance activities is $197 million in both the 2010 MD&A disclosures under Canadian GAAP and the comparative 2010 figures in the 2011 MD&A disclosures under IFRS.  Management includes analysis and discussion of these expenditures in our investor presentations to assist analysts and investors who follow our business.

Exhibit 13.3

Independent Auditors’ Report of Registered Public Accounting Firm, page 70

4.               We note that your independent registered accountant’s report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB.  Please amend your filing to either provide an audit report that includes an

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opinion on whether the financial statements comply with IFRS as issued by the IASB or reconciliation from IFRS to US GAAP.  Refer to General Instruction C(2) of Form 40-F and Item 17(c) of Form 20-F.

Response:

In response to the comment, Ernst & Young LLC will provide an auditor’s report with the requested language which the Corporation will file with the Commission promptly upon resolution of all Staff comments.

I. Property, Plant, and Equipment. page 81

5.               Tell us in detail how you determined the useful lives of your renewable generation assets.  In this regard, we note the useful lives of these assets extend to 60 years.

Response:

Our renewables generation assets consist of hydro and wind facilities. Prior to the commencement of commercial operations, and in preparation for recording the facilities in the Corporation’s detailed asset subledger, engineering personnel involved in the development / construction project determine and provide guidance on the expected useful life of the facility. A generating facility is designed and engineered to last for a certain period of time, typically called the “engineered life”. Likewise, the major parts comprising a facility may also have a similar expected life. Additional factors are also considered in determining the useful lives (refer to disclosures regarding Useful Lives in Note 2(Y)(VII) on Page 88 of Exhibit 13.2 of the 40-F). Once the overall useful life of the facility has been determined, the components of the facility that are expected to provide economic benefits over the entire useful life, without the need for replacement, are assigned that same useful life. Other parts (components) that may require replacement over the duration of the facility’s useful life are assigned a shorter useful life, which is determined based on factors such as manufacturer’s specifications and/or historical experiences with similar facilities.

Certain components of the Corporation’s hydro facilities (primarily structures and dams/reservoirs that are constructed of concrete) were determined to have total estimated useful lives of 60 years, based on the period from their commissioning dates to the end of the related Power Purchase Agreements under which they supply electricity (which is a shorter period than their engineered life).

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II. Leases, page 87

6.                 Please provide to us your accounting analysis used to conclude that your long-term contract for Fort Saskatchewan is a finance lease.  Refer to paragraphs 10 and 11 of IAS 17.

Response:

On transition to IFRS all of the Corporation’s Power Purchase Agreements and other long-term contracts to supply electricity were assessed for applicability of IFRIC 4 and IAS 17, subject to the application of IFRS 1, Appendix D, paragraph D9. Those agreements and contracts were not previously required to be assessed under Canadian GAAP.  The Fort Saskatchewan contract was determined to be a finance lease under the provisions of IAS 17, paragraph 10(d), as the present value of the items within the revenues of the Fort Saskatchewan generation facility, which meet the definition of minimum lease payments, amounted to at least substantially all of the estimated fair value of that facility.

3. First-Time Adoption of IFRS, page 91

7.                 Please revise to provide an explicit and unreserved statement that the first IFRS financial statements complies with International Financial Reporting Standards, as issued by IASB, consistent with your disclosure in paragraph 2 in footnote 2A.  Refer to paragraph 3 of IFRS 1.

Response:

As noted in the Staff’s comment, the Corporation provides an unreserved statement in paragraph 2 in footnote 2A  that the opening IFRS statement of financial position at January 1, 2010, and the Corporation’s consolidated financial statements for the years ended December 31, 2011 and December 31, 2010 have been prepared in compliance with IFRS as issued by the IASB.  The Corporation acknowledges that paragraph 3 of IFRS 1 requires that the Corporation’s first IFRS statements contain an explicit and unreserved statement of compliance with IFRS as issued by the IASB and believes that it has satisfied that requirement in paragraph 2 in footnote 2A. Management does not believe that paragraph 3 of IFRS 1 requires the Corporation to repeat that statement at the beginning of footnote 3, which is our IFRS adoption note.  We believe that it is clear that the statement in footnote 2A applies to the entire consolidated financial statements and notes and felt that it would be repetitive to have the statement in footnote 3.

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Additionally, in response to comment 4 above, we will be filing a revised auditor’s report that includes an opinion that the financial statements comply with IFRS as issued by the IASB so readers will be aware that the financial statements and notes are in compliance with IFRS as issued by the IASB.

8.                 We note your statement that “[a]mount capitalized ... for certain PP &E assets that were operated in rate-regulated environments, have not been restated to comply with costs as determined by IAS, Property, Plant and Equipment.”  In that regard, please explain to us if your generation operations were rate-regulated under Canadian GAAP.  If so, tell us and disclose where you adjusted the related regulatory assets and liabilities, if any, when you first adopted IFRS in your reconciliations from Canadian GAAP to IFRS.

Response:

On January 1, 2001, the electricity generation industry in Alberta was deregulated. Previously, the Corporation’s Alberta generating assets (primarily coal and hydro facilities) were subject to rate-regulation. As permitted under previous Canadian GAAP regulatory accounting principles, the cost of property, plant and equipment included the directly attributable allowance for funds used during construction allowed by the regulator. Further, as permitted by IFRS 1, Appendix D, paragraph D8B, no adjustment to these amounts was required on transition to IFRS.

13. Financial Instruments, page 109
A. Financial Assets and Liabilities – Classification and Measurement, page 109

9.                 Refer to the carrying value of financial instrument tables.  Explain to us your IFRS basis behind classifying cash and cash equivalent of $49 million within Loans and receivables as at December 31, 2011.

Response:

Based on IFRS 7 paragraph 8, we concluded that each financial asset and financial liability presented on the Corporation’s statement of financial position was to be assigned to a “category” of financial asset or liability as defined in IAS 39. Accordingly, it was our view that the financial asset “cash and cash equivalents” fit best within the “loans and receivables” financial asset category.  The other financial asset classification categories are fair value through profit or loss, held-to-maturity investments, or available-for-sale financial assets.

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Based on their definitions, we believe these other classification categories were not appropriate for “cash and cash equivalents”.

B. Fair Value of Financial Instruments, page 111
Energy Trading, page 112

10.         Please provide rollforward of net risk management assets (liabilities) from January 1, 2010 through December 31, 2010

Response:

On transition to IFRS, and as at December 31, 2010, the Corporation’s net total risk management assets (liabilities) did not change from Canadian GAAP. However, amounts related to derivative positions classified as held for trading were reclassified from long-term risk management assets to short-term risk management assets. These reclassifications are reflected in our IFRS reconciliations as outlined in footnote 3 to the Corporation’s consolidated financial statements.

Accordingly, as the total net risk management assets (liabilities) did not change, the related Energy Trading and Other rollforwards from January 1 to December 31, 2010 were unchanged from that as disclosed in the Corporation’s Canadian GAAP consolidated financial statements as filed under Form 40-F for the year ended December 31, 2010.  Our practice under Canadian GAAP was not to include the comparative rollforward data.  For the information of the Staff, we have supplementally included these rollforward schedules as an attachment to this response letter.

In future filings, we will provide the comparative rollforward disclosures in our annual financial statements.

Other Risk Management Assets and Liabilities, page 113

11.       Please provide rollforward of other risk management liabilities from January 1, 2010 through December 31, 2010

Response:

On transition to IFRS, and as at December 31, 2010, the Corporation’s net total risk management assets (liabilities) did not change from Canadian GAAP. However, amounts related to derivative positions classified as held for trading were reclassified from long-term risk management assets to short-term risk management assets. These reclassifications are

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reflected in our IFRS reconciliations as outlined in footnote 3 to the Corporation’s consolidated financial statements.

Accordingly, as the total net risk management assets (liabilities) did not change, the related Energy Trading and Other rollforwards from January 1 to December 31, 2010 were unchanged from that as disclosed in the Corporation’s Canadian GAAP consolidated financial statements as filed under Form 40-F for the year ended December 31, 2010.  Our practice under Canadian GAAP was not to include the comparative rollforward data.  For the information of the Staff, we have supplementally included these rollforward schedules as an attachment to this response letter.

In future filings, we will provide the comparative rollforward disclosures in our annual financial statements.

b. Cash Flow Hedges, page 116

i. Energy Trading and Risk Management, page 116

12.         Refer to your statement, “[D]uring 2011, unrealized pre-tax gains of $207 million (2010 - $43 million gain) were released from AOCI and recognized in earnings due to certain hedges being deemed ineffective for accounting purposes.”  Explain to us and disclose how and when the hedges were deemed ineffective for recognition.  A detailed example of the hedge accounting documentation and how you deemed these hedges were ineffective would facilitate our review.

Response:

The hedges in question were cash flow hedges in respect of future power production.  When the forecast power production was no longer expected to occur, as per the guidance in IAS 39 paragraph 101 (c), the deferred amount in AOCI had to be reclassified to net earnings.

The threshold for reclassification from AOCI to net earnings is quite high as paragraph 101(c) specifies that a “forecast transaction that is no longer highly probable may still be expected to occur”.  Having a transaction that is no longer considered highly probable is not sufficient to result in a reclassification from AOCI.

In order to determine whether the forecast transaction was no longer expected to occur, management assessed whether it was highly probable for the transaction not to occur.  Only when a transaction is highly probable not to occur will amounts deferred in AOCI be

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reclassified to earnings.  The assessment of whether forecast production was highly probable not to occur is dependent on power prices.

The period for which forecast power production was in question was the second quarter of 2011.  The assessment of whether the forecast production was highly probable not to occur was in the first quarter 2011 using forecast prices for the second quarter.  Because the forecast prices were below the threshold for economic production of power, at that time irreversible decisions on production for the second quarter were made.  As a result of those production decisions, management concluded that the forecast transactions were highly probable not to occur.  The contracts used to hedge were long-term contracts so the entire hedge contract had to be reclassified out of AOCI.

17. Property, Plant and Equipment, page 126

13.         Refer to the PP&E reconciliations.  Please tell us and disclose the nature of “Capital Spares and Other” within PP&E line item.

Response:

The nature of “Capital Spares and Other” within the PP&E line item / reconciliation includes the following items, which, as per our detailed IFRS transition assessments, meet the requirements of IAS 16, paragraph 8, for classification as, and within, PP&E:

Capital Spares – Capital spares are parts and stand-by equipment that are not in service, or a component of a generating facility, that is held for use and kept on hand for replacement in the event of an unexpected breakdown or equipment failure at a generating facility. Capital spares may be useable at more than one generating facility, or specific to a particular generating facility. These items generally have a high unit price and long lead time. These items may also be critical to safety, environment, availability, reliability or efficiency.

Other – Includes non-critical spare parts which are items used for routine, preventative or planned maintenance of PP&E facilities. These items are classified as PP&E as they can only be used in connection with an item of PP&E.

21. Decommissioning and Other Provisions, page 130

14.         We read your disclosure, [o]ther provisions include amounts related to an onerous natural gas transportation contract and provisions arising from ongoing business activities.”  Tell us and disclose in further detail 1) the nature of these obligations,

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and 2) an indication of the uncertainties about the amount or timing of the related outflows associated with these other provisions.  Refer to paragraphs 85 and 86 of IAS 37.

Response:

The Corporation has recorded an onerous contract provision related to the portion of its commitments under several natural gas transportation contracts for “firm transportation” that it does not expect to utilize. The contracts are non-cancellable and do not contain any opt-out or cancellation penalty provisions. As the contracts are for a specified time period and the payments required are fixed in amount, there are no uncertainties about the timing or amount of the related outflows.

Other provisions also include amounts arising from ongoing business activities and include amounts related to commercial disputes between the Corporation and customers or suppliers. The disclosures required under paragraph 85 and 86 of IAS 37 have not been provided in reliance on paragraph 92 of IAS 37 which exempts disclosure in the event that the disclosures could “be expected to prejudice seriously the entity in a dispute with other parties on the subject matter of the provision”. In the Corporation’s case, provisions related to commercial disputes are generally in respect of unique and easily distinguished generating facilities, and as such, disclosures such as the type otherwise required under paragraph 85 and 86 would prejudice the Corporation’s position with respect to the those disputes.  These disputes as well as the exclusion of disclosures were reviewed by our auditors in the context of the annual audit as a whole.

31. Capital, page 143

15.         We note your offset cash and cash equivalent with current portion of long term debt in your calculation of capital in your capitalization tables.  In that regard, please explain and disclose the basis of the offset.  Refer to paragraph 135 (b) of IAS 1.

Response:

We include the cash and cash equivalents balance as a reduction in our calculation of capital because capital is managed internally and evaluated by management using a net debt position.  In this connection, we note that these funds may be available, and used, to facilitate repayment of our debt.  The disclosure provides all of the components of the Corporation’s definition of capital so users can identify how we have evaluated capital.  Because the items are clearly disclosed, users can choose to exclude items that the Corporation has included in capital if they have a different definition of capital.

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At the Staff’s request, the Corporation acknowledges that:

•                    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Corporation appreciates the opportunity to improve our disclosure and, in addition to refiling the auditor’s report, will incorporate applicable comments in future filings.

We hope the foregoing answers are responsive to your comments.  If you have any questions in connection with our responses to your comments, please feel free to contact me according to the details separately provided to Mr. Babula of the Staff.  The Corporation would also like to thank the Staff for extending the time period for the Corporation to submit this response.

Sincerely,

/s/ Brett Gellner

Brett Gellner
Attachment

cc:	Maryse C. C. St.-Laurent
TransAlta Corporation
Robert A. Zuccaro
Latham & Watkins LLP

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Attachment

The following table summarizes the key factors impacting the fair value of the energy trading risk management assets and liabilities by classification level during the year ended Dec. 31, 2010:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Jan. 1, 2010	-	297	(27)	-	-	1	-	297	(26)
Changes attributable to:
Market price changes on existing contracts	-	146	11	-	(5)	2	-	141	13
Market price changes on new contracts	-	30	-	(1)	10	(2)	(1)	40	(2)
Contracts settled	-	(108)	(4)	-	2	(1)	-	(106)	(5)
Discontinued hedge accounting on certain contracts	-	(46)	-	-	46		-	-	-
Net risk management assets (liabilities) at Dec. 31, 2010	-	319	(20)	(1)	53	-	(1)	372	(20)

Additional Level III gain information:
Change in fair value included in OCI			7			(1)			6
Realized gain included in earnings before income taxes			4			1			5

Other Risk Management Assets and Liabilities

Other risk management assets and liabilities include risk management assets and liabilities that are used in hedging non-energy trading transactions, such as debt, and the net investment in self-sustaining foreign subsidiaries.

The following table summarizes the key factors impacting the fair value of the other risk management assets and liabilities by classification level during the year ended Dec. 31, 2010:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management liabilities at Jan. 1, 2010	-	(24)	-	-	(2)	-	-	(26)	-
Changes attributable to:
Market price changes on existing contracts	-	(9)	-	-	2	-	-	(7)	-
Market price changes on new contracts	-	(25)	-	-	-	-	-	(25)	-
Contracts settled	-	21	-	-	1	-	-	22	-
Net risk management liabilities at Dec. 31, 2010	-	(37)	-	-	1	-	-	(36)	-

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